UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Vale S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

91912E105(1)

(CUSIP Number)

Hideaki Konishi, General Manager

Iron Ore Division, Mineral & Metal Resources Business Unit

Mitsui & Co., Ltd.

2-1, Otemachi 1-Chome

Chiyoda-ku, Tokyo 100-8631, Japan,

+81-3-3285-2776

Copy to:

Ezra Borut, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the

Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	The CUSIP number is for the American Depositary Shares relating to the Common Shares.

CUSIP No. 91912E105

1.	Name of Reporting Person Mitsui & Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Persons With:	7.	Sole Voting Power 286,347,055
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 286,347,055
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,347,055
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (1)
14.	Type of Reporting Person CO

(1)	Based on 4,839,616,936 Common Shares outstanding as of December 31, 2021, as reported by the Issuer.

Amendment No. 4 to Schedule 13D

This amendment No. 4 to Schedule 13D (this “Amendment”) is being filed by Mitsui & Co., Ltd. (the “Reporting Person”) in respect of the common shares, no par value (the “Common Shares”), of Vale S.A. (the “Issuer”).

The Schedule 13D filed by the Reporting Person and BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), Bradespar S.A. (“Bradespar”), Litel Participações S.A. (“Litel”) and Litela Participações S.A. (“Litela”) (collectively with the Reporting Person, the “Agreement Holders”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2017, as amended by Amendment No. 1 filed by the Agreement Holders with the SEC on September 25, 2018, Amendment No. 2 filed by the Agreement Holders with the SEC on January 10, 2019 and Amendment No. 3 filed by the Agreement Holders with the SEC on October 13, 2020 (as amended to the date of this Amendment, the “Statement”, and as amended by this Amendment, the “Schedule 13D”), is hereby amended and supplemented by the Reporting Person as set forth below in this Amendment.

This Amendment is filed by the Reporting Person in accordance with Rule 13d-2 of the Exchange Act and refers only to information that has materially changed since the filing of the Statement in respect of the Reporting Person. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below.

All capitalized terms contained but not otherwise defined in this Amendment have the meanings given to such terms in the Statement.

Item 2. Identity and Background.

The disclosure in Item 2 is hereby amended and restated in its entirety to read as follows:

The Schedule 13D is filed solely by the Reporting Person.

The Reporting Person is a company duly organized and existing in Japan and is primarily engaged in the business of worldwide trading of various commodities. The address of the Reporting Person’s principal executive office is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Person as required by Item 2 of Schedule 13D is listed on Annex A hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The disclosure in Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Person holding Common Shares acquired those securities as an investment in the regular course of its business. The Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Person deems relevant. The Reporting Person may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may from time to time in the future seek to acquire, alone or in conjunction with others, additional Common Shares through open market purchases, block trades, privately negotiated transaction, tender offer, merger, reorganization or otherwise. The Reporting Person may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Shares, in each case, subject to limitations under applicable law and any other approvals.

The Reporting Person may, at any time and from time to time, review and reconsider its position or change its purpose or take actions with respect to its investment in the Issuer as it deems appropriate, including formulating other plans, making other proposals or changing its intention with respect to the matters referred to in this Item 4. The Reporting Person may also take steps to explore and prepare for various plans and actions, including, but not limited to, conducting internal evaluations and analysis and obtaining authorizations to effectuate such actions, relating to any potential plan or proposal, and hire advisors or consultants before forming a plan or intention to engage in any such plan or action. The Reporting Person may also suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as: disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; or entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management or their employment by the Issuer. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a)—(b) The Reporting Person is the beneficial owner of 286,347,055 Common Shares. The Common Shares owned by the Reporting Person constitutes approximately 5.9% of the Common Shares outstanding, based on 4,839,616,936 Common Shares outstanding as of December 31, 2021, as reported by the Issuer.

To the Reporting Person’s knowledge, the persons named in Item 2 do not beneficially own any Common Shares.

The Reporting Person and the other Agreement Holders were parties to the Vale Agreement described in Item 4 of the Statement, which contained, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. As a result of the termination of the Vale Agreement, as described in Item 6, the Reporting Person is no longer acting as a “group” with the other Agreement Holders within the meaning of Section 13(d) of the Exchange Act.

(c) No transactions in the Common Shares were effected during the sixty days prior to this Amendment by the Reporting Person or, to the Reporting Person’s knowledge, any person named in Item 2.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby supplemented by adding the following at the end thereof:

On November 9, 2020, the Vale Agreement terminated in accordance with its terms. As a result of the termination of the Vale Agreement, the Reporting Person ceased to beneficially own any securities of the Issuer held by the other Agreement Holders.

Item 7. Materials to be Filed as Exhibits.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 1: Power of Attorney of Motoaki Uno, dated February 22, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

MITSUI & CO. LTD.	/s/ Hideaki Konishi
Name: Hideaki Konishi
Title: Attorney-in-Fact*

* Duly authorized under Power of Attorney filed as Exhibit 1 hereto.

Annex A

Unless otherwise indicated below, the business address of the directors and executive officers of Mitsui & Co., Ltd. (“Mitsui”) is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan. Each occupation set forth opposite such person’s name refers to employment with the Reporting Person. For external directors, additional occupation and employment information is separately noted below. To the Reporting Person’s knowledge, none of the directors or executive officers of Mitsui has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Person listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh and Ms. Jenifer Rogers. Mr. Samuel Walsh is a citizen of Australia and Ms. Jenifer Rogers is a citizen of the United States of America.

Directors and Executive Officers of Mitsui

Name	Occupation and Business Address	Number of Common Shares Beneficially Owned
Tatsuo Yasunaga	Representative Director, Chairman of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Takakazu Uchida	Representative Director, Executive Vice President	—
Hirotatsu Fujiwara	Representative Director, Executive Vice President	—
Shinichiro Omachi	Representative Director, Executive Vice President	—
Yoshio Kometani	Representative Director, Senior Executive Managing Officer	—
Miki Yoshikawa	Representative Director, Senior Executive Managing Officer	—
Motoaki Uno	Representative Director, Senior Executive Managing Officer	—
Yoshiaki Takemasu	Representative Director, Executive Managing Officer	—
Izumi Kobayashi (i)	Director	—
Jenifer Rogers (ii)	Director	—
Samuel Walsh (iii)	Director	—
Takeshi Uchiyamada (iv)	Director	—
Masako Egawa (v)	Director	—
Shinsuke Kitagawa	Senior Executive Managing Officer	—
Koji Nagatomi (1)	Senior Executive Managing Officer	—
Sayu Ueno (2)	Senior Executive Managing Officer	—
Hiroyuki Tsurugi (3)	Executive Managing Officer	—
Hiroshi Meguro (4)	Executive Managing Officer	—
Hirohiko Miyata (5)	Executive Managing Officer	—
Takeo Kato (6)	Executive Managing Officer	—
Yuki Kodera (7)	Executive Managing Officer	—
Yoshiki Hirabayashi	Executive Managing Officer	—
Motoyasu Nozaki	Executive Managing Officer	—
Masahiro Moriyasu (8)	Executive Managing Officer	—

External Directors:

(i)	External Director, ANA HOLDINGS INC.; External Director, Mizuho Financial Group, Inc.; External Director, OMRON Corporation
(ii)	General Counsel Asia, Asurion Japan Holdings G.K.; External Director, Kawasaki Heavy Industries, Ltd.; External Director, Nissan Motor Co., Ltd; President, American Chamber of Commerce in Japan
(iii)

Chairman of the Board, Gold Corporation (Australia) the Perth Mint; Non Executive Director, Ma’aden Mining Limited (Saudi Arabia); Independent Director, Banjima Native Title Aboriginal Corporation RNTBC

(iv)	Chairman of the Board of Directors, Toyota Motor Corporation; External Director, JTEKT CORPORATION
(v)	External Director, Tokio Marine Holdings, Inc.; Specially Appointed Professor, Graduate School of Business Administration, Hitotsubashi University

Location:

(1)	12 Marina View, Asia Square Tower 2 #31-01 Singapore 018961
(2)	200 Park Avenue, New York, NY 10166-0130, USA
(3)	Level 15, 120 Collins Street, Melbourne VIC 3000, Australia
(4)	Presnenskaya Naberezhnaya, 10, Naberezhnaya Tower Block “B”, 16th floor, Moscow, 123112, Russian Federation
(5)	8th and 9th Floors, 1 St. Martin’s Le Grand, London EC1A 4AS, United Kingdom
(6)	175 Sathorn City Tower,15th-17th Floor, South Sathorn Road, Tungmahamek, Sathorn, Bangkok 10120, Thailand
(7)	Avenida Paulista, 1842, 23º andar, Edifício Cetenco Plaza, “Torre Norte”, São Paulo—SP—Brasil—CEP 01310-923
(8)	8th Floor, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, China